VASOGEN INC.

CONTACT:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  VASOGEN ANNOUNCES FIRST QUARTER 2003 RESULTS

MISSISSAUGA, ONTARIO (APRIL 28, 2003) - VASOGEN (TSX:VAS; AMEX:VSV), a leader in the development of immune modulation therapies for the treatment of cardiovascular disease and other chronic inflammatory disorders, today reported the results of operations for the first quarter of 2003. All amounts referenced herein are in Canadian dollars, unless otherwise stated.

The loss for the first quarter of 2003 was $5.4 million, or $0.10 per share, compared with a loss of $5.0 million, or $0.11 per share, in 2002. The increased loss resulted primarily from higher costs associated with clinical research and the corporate costs associated with supporting this activity.

Research and development expenditures totalled $3.5 million in the first quarter of 2003, compared with $3.2 million in 2002. General and administration expenditures totalled $2.3 million for the first quarter of 2003, compared with $2.0 million in 2002. For the first quarter of 2003, investment income increased to $0.3 million, compared with $0.2 million in 2002.

Cash, cash equivalents, and marketable securities held to maturity totalled $36.9 million, versus $42.7 million at year-end 2002. The total number of common shares outstanding at the end of the first quarter of 2003 was 51.9 million, unchanged from year-end.

An expanded Management's Discussion and Analysis for the quarter is accessible on Vasogen's Web site at www.vasogen.com.

HIGHLIGHTS

o Vasogen is advancing two pivotal phase III programs targeting chronic inflammation in major cardiovascular diseases - the ACCLAIM trial in advanced chronic heart failure (HF) and the SIMPADICO trial in peripheral arterial disease (PAD).

o The phase III ACCLAIM trial has received U.S. and Canadian regulatory approvals and is currently recruiting clinical sites to enroll up to 2,000 patients at cardiac centers throughout North America. The primary outcome measure of the trial is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The Global Principal Investigator and Chairman of the Steering Committee for Vasogen's ACCLAIM trial is James B. Young, MD, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic Foundation.

o The phase III SIMPADICO trial, currently enrolling patients at cardiac centers throughout North America, is evaluating the impact of Vasogen's immune modulation therapy on maximal treadmill walking distance, the efficacy endpoint recognized by the FDA and other regulatory authorities for approving new PAD therapies.


                                     -MORE-

                                                       ...PAGE 2, APRIL 28, 2003

      The Principal Investigator and Chairman of the Steering Committee for Vasogen's 500-patient SIMPADICO trial is Jeffrey W. Olin, DO, FACP, FACC, Director of the Vascular Medicine Program at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York.

o Milton Packer, MD, Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center, and Valentin Fuster, MD, PhD, Director of The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josee and Henry R. Kravis Cardiovascular Health Center at the Mount Sinai School of Medicine, joined Vasogen's Scientific Advisory Board.

o Dr. Packer, who is also the Dickinson W. Richards, Jr., Professor of Medicine, Professor of Pharmacology, and Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons in New York, is one of the leading experts in the pathophysiology and treatment of heart failure. Dr. Packer has made significant contributions to heart failure research and has been instrumental in the introduction of a number of new treatments. The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world, including a number of prestigious named lectureships, on the treatment of heart failure. He has served, or currently serves, on the editorial boards of many major medical journals, including Circulation and Journal of the American College of Cardiology. He has also been elected to a number of societies, including the American Society for Clinical Investigation. He is currently on the executive committees of both the American Heart Association and the American College of Cardiology and is past-President of the Heart Failure Society of America. Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and health care policy.

o Dr. Fuster, who is also the Richard Gorlin, MD/Heart Research Foundation Professor of Cardiology in New York, is recognized as a leading expert in coronary disease, atherosclerosis, and thrombosis research. He is past-President of the American Heart Association, former member of the National Heart, Lung, and Blood Institute Advisory Council, and Chairman of the Fellowship Training Directors Program of the American College of Cardiology. He has published over 400 articles on coronary disease, atherosclerosis, and thrombosis, and is the Lead Editor of "The Heart," a major textbook on cardiology. Dr. Fuster has received the Andreas Gruntzig Scientific Award of the European Society of Cardiology, as well as many awards from both the American College of Cardiology and the American Heart Association. He is the recipient of nine honorary degrees from distinguished universities throughout the world, and received the Principe de Asturias Award of Science and Technology, the highest award to Spanish-speaking scientists from the son of the King and Queen of Spain. Recently, Dr. Fuster was elected as a member of the Institute of Medicine of the National Academy of Sciences, and was appointed President-Elect of the World Heart Federation. Dr. Fuster recently received the "Gold Heart Award," the American Heart Association's highest award.

VASOGEN WILL HOLD ITS ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON WEDNESDAY, MAY 7, 2003, AT 4:30 P.M. (EASTERN TIME) AT THE TSX CONFERENCE CENTRE. THIS MEETING WILL BE WEB CAST LIVE AND WILL BE ACCESSIBLE ON THE VASOGEN WEB SITE AT WWW.VASOGEN.COM.

    VASOGEN IS A LEADER IN THE RESEARCH AND COMMERCIAL DEVELOPMENT OF IMMUNE MODULATION THERAPIES FOR THE TREATMENT OF CARDIOVASCULAR DISEASE AND OTHER
                            INFLAMMATORY DISORDERS.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


                             FINANCIAL TABLES BELOW

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

INTERIM CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

--------------------------------------------------------------------------------------
                                                         February 28,     November 30,
                                                                 2003             2002
--------------------------------------------------------------------------------------
                                                           (Unaudited)
ASSETS
Current assets:
     Cash and cash equivalents                              $     915        $   2,024
     Marketable securities                                     35,456           35,605
     Clinical supplies                                          2,496            2,645
     Tax credits recoverable                                    1,214            1,379
     Prepaid expenses and other receivables                       379              518
     ---------------------------------------------------------------------------------
                                                               40,460           42,171

Marketable securities                                             546            5,086

Capital assets                                                    700              707
Less accumulated amortization                                     423              394
--------------------------------------------------------------------------------------
                                                                  277              313

Acquired technology                                             4,081            4,081
Less accumulated amortization                                   2,879            2,815
--------------------------------------------------------------------------------------
                                                                1,202            1,266
--------------------------------------------------------------------------------------
                                                            $  42,485        $  48,836
======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities               $   2,277        $   3,330

Shareholders' equity:
     Share capital (note 2)                                   126,803          126,673
     Deficit accumulated during the development stage         (86,595)         (81,167)
     ---------------------------------------------------------------------------------
                                                               40,208           45,506
--------------------------------------------------------------------------------------
                                                            $  42,485        $  48,836
======================================================================================

See accompanying notes to interim consolidated financial statements.


INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited, in thousands of Canadian dollars, except per share amounts)

                                                  Three months ended February 28
--------------------------------------------------------------------------------
                                                       2003             2002
--------------------------------------------------------------------------------
Expenses:
     Research and development                        $  3,469        $  3,208
     General and administration                         2,277           1,993
--------------------------------------------------------------------------------

Loss before the undernoted                             (5,746)         (5,201)
Investment income                                         318             173
--------------------------------------------------------------------------------

Loss for the period                                    (5,428)         (5,028)
Deficit, beginning of period                          (81,167)        (61,660)

--------------------------------------------------------------------------------
Deficit, end of period                               $(86,595)       $(66,688)
================================================================================
Basic and diluted loss per share (note 2(b))         $  (0.10)       $  (0.11)
================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statement of Cash Flows
(Unaudited, in thousands of Canadian dollars)

                                                                  Three months ended February 28
------------------------------------------------------------------------------------------------
                                                                           2003           2002
------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period                                                 $(5,428)       $(5,028)
     Items not involving cash:
         Amortization of capital assets and acquired technology               94             93
         Loss on disposal of equipment                                         4             --
         Foreign exchange loss (gain)                                        194            (81)
         Stock compensation to non-employees                                  99             --
     Change in non-cash operating working capital                           (568)          (171)
     -------------------------------------------------------------------------------------------
                                                                          (5,605)        (5,187)

Financing:
     Warrants exercised for cash                                              --             25
     Options exercised for cash                                               --            169
     -------------------------------------------------------------------------------------------
                                                                              --            194

Investments:
     Increase in capital assets                                               --            (15)
     Proceeds on disposition of equipment                                      2             --
     Purchases of marketable securities                                     (468)          (159)
     Maturities of marketable securities                                   4,968          6,409
     -------------------------------------------------------------------------------------------
                                                                           4,502          6,235

Foreign exchange gain (loss) on cash held in foreign currency                 (6)            81
------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                          (1,109)         1,323

Cash and cash equivalents, beginning of period                             2,024          1,187
------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                 $   915        $ 2,510
================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Three months ended February 28, 2003
--------------------------------------------------------------------------------

Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has not had any commercial operations since inception. The operations of the Company are not subject to any seasonality or cyclicality factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not conform in all respects to the requirements for GAAP for annual financial statements. These interim consolidated financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2002.

1.   SIGNIFICANT ACCOUNTING POLICIES:

     These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements, with the exception of the Company's adoption of the following new Canadian accounting standards:

     (a) Stock-based compensation:

         The Company adopted the new CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, effective for the quarter ended February 28, 2003. The Company will (i) maintain its current policy of accounting for employee stock-based compensation using the settlement method, and (ii) change its policy to record compensation costs for stock options issued on or after December 1, 2002 to non-employees at fair value. The fair value of the non-employee stock options granted after December 1, 2002 has been estimated as the performance occurs and the options are earned using the Black Scholes option pricing model based on the assumptions set out in note 2(c). This change in policy for the accounting of non-employee stock options has been applied prospectively. In addition, the Company will be disclosing the pro forma effect on operations as if the Company has measured employment options using the fair value method.

     (b) Intangibles:

         The Company adopted the new Handbook Section 3062, Goodwill and Intangibles, effective for the quarter ended February 28, 2003. The Company's current policy is consistent with the new standard and will have no material impact on the Company's financial position or results of operations.

     (c) Guarantees:

         The Company adopted the CICA's Accounting Guideline 14, Disclosure of Guarantees, effective for the quarter ended February 28, 2003. Accounting Guideline 14 requires certain disclosures to be made by the guarantor about its obligations under guarantees. Management believes there are no material guarantees for disclosure.

2.   SHARE CAPITAL:

     (a) Common shares, employment options and warrants:

         ---------------------------------------------------------------------
                                             February 28,         November 30,
                                                     2003                 2002
         ---------------------------------------------------------------------
                                              (Unaudited)
         Common shares                             51,935               51,935
         Options                                    2,942                2,271
         Warrants                                     875                  875
         ---------------------------------------------------------------------

         At February 28, 2003, 62,216 employment options and warrants are available for grant.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Three months ended February 28, 2003
--------------------------------------------------------------------------------

2.   SHARE CAPITAL (CONTINUED):

     (b) Basic and diluted loss per share:

         ---------------------------------------------------------------------------------------------
                                                                       Three months ended February 28,
                                                                            2003                 2002
         ---------------------------------------------------------------------------------------------
                                                                                  (Unaudited)
         Weighted average number of common shares outstanding:
                Basic                                                     51,935               46,442
                Effect of stock options                                       --                   --
         ---------------------------------------------------------------------------------------------
                                                                          51,935               46,442
         ---------------------------------------------------------------------------------------------
         Loss per share:
                Basic and diluted                                        $ (0.10)             $ (0.11)
         ---------------------------------------------------------------------------------------------


     (c) Stock-based compensation:

         The fair value of the employee and non-employee stock-based compensation has been estimated at the grant date, for all grants made after November 30, 2002, under the following assumptions:

         -------------------------------------------------------------
         Dividend yield                                             --
         Weighted average risk-free
            interest rate                                        4.26%
         Volatility factor of the expected
            market price of the Company's
            common shares                                          81%
         Weighted average expected life
            of the employment options                          4 years
         -------------------------------------------------------------


         The resulting weighted average, grant date fair value of the employee and non-employee stock-based compensation issued in 2003 was $2.33.

         CICA Handbook Section 3870 does not require the recording of compensation cost at fair value; it does require disclosure of pro forma net loss and loss per share information as if the Company had measured options issued to employees under the fair value method and recognizes the fair value over the vesting period. This information is as follows:


         --------------------------------------------------------------------------------------------
                                                                 Three months ended February 28, 2003
         --------------------------------------------------------------------------------------------
         Loss for the period                                                 $(5,428)
         Compensation expense - employees                                       (561)
         --------------------------------------------------------------------------------------------
         Pro forma loss for the period                                       $(5,989)
         ============================================================================================
         Loss per share:
              Pro forma loss per share - basic and diluted                   $ (0.12)
         ============================================================================================

         The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002.

         The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future period.

3.   SEGMENTED INFORMATION:

         The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.